August 25, 2006
Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Ms. Angela J. Crane, Branch Chief Mr. Martin James, Senior Assistant Chief Accountant

Re:	NuVasive, Inc. Form 10-K for the year ended December 31, 2005 Form 10-Q for quarter ended June 30, 2006 Form 8-K filed July 27, 2006 File No. 000-50744
Dear Ms. Crane and Mr. James:
     This letter responds to the comments contained in your letter dated August 11, 2006. For your convenience, we have repeated each of your comments and set forth our response immediately after each comment.
     As requested in your comment letter, NuVasive, Inc. (the “Company”) hereby acknowledges that:
o	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Policies, page 32
1.	We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Please expand future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.
Response:
     We advise the staff that while management considers its revenue recognition policy to be significant to the financial results of the Company, there are no significant estimates, assumptions or judgments made in connection with revenue recognition. As described in our significant accounting policies footnote, we recognize revenue only when all four of the criteria defined by Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, are met as evidenced by the receipt of a purchase order and delivery to the customer. Pricing is determined in advance of the first shipment to a customer.
     Even though there are no significant estimates, assumptions or judgments made by management in connection with the recognition of revenue, we prefer to continue to include the revenue recognition policy in the summary of critical accounting policies in future filings.
Consolidated Statements of Cash Flows, page 55
2.	We note at least two non-cash investing and financing transactions including acquisitions consummated, in part, for non-cash consideration not summarized on page 55. As required by SFAS 95, all non-cash financing and investing transactions should be summarized on the face of the statement of cash flows or disclosed in a single clearly identified footnote. If the acquisitions were considered non-cash financing/investing activities for financial reporting purposes, revise future filings to provide the disclosure required by paragraph 32 to SFAS 95.

Response:
     In future filings we plan to disclose material non-cash financing and investing transactions during the periods presented in a supplemental schedule on the face of the consolidated statement of cash flows or in a single clearly identified footnote.
Note 1. Organization and Significant Accounting Policies, page 56
Revenue Recognition, page 57
3.	Please explain your accounting for the equipment and surgical instruments given to hospitals and surgeons at no cost. Discuss where these items are recorded and expensed. Tell us about the minimum purchase requirements, including how the amounts and prices of disposable products have been determined. Compare the discounts offered on these products, in dollar and percentage terms, with the discounts offered in other types of sales, including undiscounted sales, sales with special pricing arrangements and sales to members of group purchasing organizations. Also indicate the costs of the disposable products, for comparative purposes. Refer to the guidance in EITF 01-9 in your response.
Response:
     Equipment and surgical instruments are loaned, not given, to hospitals (our “customers”) at no cost. We refer to these assets as “loaners”. They are recorded at cost in property and equipment. Each loaner set consists of the individual instruments specific to the intended surgical procedure or surgical approach and is depreciated as a single asset. Depreciation expense, included in cost of goods sold in our statement of operations, is recorded on a straight-line basis over a three year period from the date such loaners are placed into service. Loaners are placed in service in the month they are first shipped to a customer. Thereafter, the loaners are effectively part of a pool of loaner sets (referred to as “loaner stock”) that are available for shipment to customers to cover individual surgeries or for long-term loan.
     We generally ship loaners to customers for use in a specific surgery, after which the loaner is returned to us. We do not charge for the use of the loaner, instead we derive our revenue from the sale of implants and disposables that are consumed in the surgery. There are no minimum purchase requirements of implants and disposables related to these loaner transactions. When a loaner is returned to us, it is returned to loaner stock and available to be shipped out immediately to another customer.
     We occasionally place a loaner at the customer location for an extended period of time for reasons of convenience and customer service. We refer to these loaners as “parked loaners”. Parked loaners represent approximately 3% of our total stock of loaner assets. A parked loaner is placed at the customer location for a defined term (typically 12 months). Under the related Equipment Loan Agreement that we enter into with respect to parked loaners, the customer commits to an average of four surgeries per month using the surgical instruments and thereby, to consuming the related disposable products and implants, but not in any definite quantities or volumes, as the amount of disposable products and implants used will vary by surgical procedure. Sales associated with a parked loaner are not typically associated with additional discounts on implants or disposables in comparison to sales associated with a non-parked loaner.
     Discounts on implants and disposables are determined as a percent of list prices. Discounts are negotiated with the customer in advance of the surgery and are based solely on the volume realized or expected to be realized from the customer. We do not offer or provide other forms of consideration to our customers as incentives. Because we do not receive an identifiable and separable benefit in return for the discounts offered, the first condition of the EITF 01-9 model is not met. Therefore, we are appropriately recording discounts as a reduction of the revenue recognized in our statement of operations.
Balance Sheet Details, page 63
Short-term Investments
4.	We see disclosures that approximately $4 million of your short-term investments at December 31, 2005 mature after one year. Please revise future filings to correctly classify your available-for-sales securities as either current or non-current. Refer to paragraph 17 of SFAS 115.
Response:
     We will classify our individual available-for-sale securities as current or non-current, as appropriate, in future filings in accordance with paragraph 17 of SFAS 115.
Property and Equipment
5.	We note you classify the equipment loaned to hospitals in property and equipment. Please explain:
•	Where you record surgical instruments loaned to hospitals;

•	The “contractual” terms entered into with the hospitals and surgeons, provide a sample contract for our review;

•	How you track the equipment and instruments located at the hospital sites and who has risk of loss if the equipment or instruments are damaged; and

•	Your accounting upon expiration of the agreement or in the event a hospital or surgeon does not meet the minimum monthly purchase commitments, for example does the customer return the equipment and instruments.

Please cite the accounting literature upon which you relied. We may have additional comment after reviewing your response.
Response:
     We have included a discussion of the accounting for equipment and surgical instruments loaned to hospitals (“loaners”) in our response to comment no. 3.
     Parked Loaners
     With respect to our parked loaners, our customer agreements consist of an initial accepted proposal to provide products and the Equipment Loan Agreement. An example of these agreements is being provided under separate cover concurrently with this response letter in accordance with Exchange Act Rule 12b-4. The basic terms of such agreements are:
•	Term of 12 months

•	Average monthly required equipment usage of 4 times per month

•	Pricing discounts on the disposables and implants are based on expected volume

•	Ownership of the equipment remains with NuVasive

•	Customer typically bears risk of loss on equipment while the asset is at their location
     In addition, each customer provides a purchase order for disposables and implants for each subsequent surgery.
     Upon expiration of the agreement or in the event a customer does not fulfill the usage requirement, the Company has the right to remove the parked loaner equipment from the customer location. Generally, the Company bears the cost of such removal. Parked loaners returned to the Company effectively become a part of the loaner stock that is available to be shipped out immediately to another customer. Parked loaners represent approximately 3% of our total stock of loaner assets.
     We do not charge the customer for the loan or use of our loaner sets, instead we derive our revenue from the sale of implants and disposables that are consumed in the surgery.
     Loaner Tracking
     The movements of our loaner sets are tracked by individual loaner set within our accounting system. This tracking includes the specific location of the loaner set at all times. Non-parked loaners typically ship from the distribution facility to a customer location and back to the distribution facility. A non-parked loaner may, however, ship to additional customers prior to being returned to the distribution facility (an in-field transfer). The risk of loss on non-parked loaners rests with NuVasive regardless of its location.
Form 10-Q for the period ended June 30, 2006
Condensed Consolidated Statements of Operations, page 4
6.	Please revise the statement in future filings to remove the total stock-based compensation from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within the MD&A
Response:
     We plan to remove the stock-based compensation table from the face of the statement of operations in future filings.
Form 8-K filed July 27, 2006
7.	We note that you present your non-GAAP measures and reconciliation in the form of a non-GAAP statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of goods sold, non-GAAP sales, marketing and administrative, non-GAAP research and development, non-GAAP development milestone expense, and non-GAAP operating expenses, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
o	To eliminate investor confusion, please remove the non-GAAP statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

o	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
Response:
     We do not plan to include non-GAAP statements of operations in our future Form 8-K filings. We instead anticipate providing a reconciliation of each non-GAAP measure used by management to the appropriate GAAP measure in our future press releases.
     If you have any further questions or wish to discuss the responses we have provided above, please call the undersigned at (858) 909-1800.

Very truly yours,

/s/ Kevin C. O’Boyle
Kevin C. O’Boyle, Executive Vice President and Chief Financial Officer

cc:	Michael S. Kagnoff, Heller Ehrman LLP